UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

Commission File Number: 001-31221

Total number of pages: 10

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated March 24, 2004, regarding revision of 3G packet communication charges.
2.	Press release, dated March 24, 2004, regarding NTT DoCoMo, Inc.’s liquidation of some of its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: March 24, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

NTT DoCoMo to Revise 3G Packet Communications Charges:

– New Flat-Rate Data Service

– More Affordable Plans for Existing Per-Packet Rates

TOKYO, JAPAN, March 24, 2004 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced that they will offer unlimited access to the 3G FOMA® i-mode® mobile internet service and i-mode mail for a flat monthly rate of 3,900 yen for subscribers to the basic monthly plans FOMA Plan 67, FOMA Plan 100 and FOMA Plan 150 beginning June 1, 2004. In addition, they will also revise three FOMA packet plans by introducing more affordable plans for existing per-packet rates.

Applications for the plan, dubbed Pake-Houdai, will be accepted beginning May 20, 2004. An i-mode subscription (150 yen per month) is also required.

The flat-rate plan will be available to users of all 3G FOMA handset models. Network congestion may affect transmission speeds for flat-rate users.

The rate does not cover other packet communications, such as browsing the web via devices connected to a DoCoMo 3G handset. Discount plans for basic monthly charges and voice communications (family, one year, and two-month carry over discount plans) will apply.

Also, effective May 1, 2004, DoCoMo will revise three FOMA Packet Pack plans by introducing more affordable plans (up to 50% discounts) for existing per-packet rates. The allowances purchased with the packs cover charges for all packet communications, as shown in the chart. Plan 39 and 49 subscribers can also take advantage of the newly revised plans.

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The allowances can also be used for a variety of non-packet communications charges, including voice.

By revising these various packet communications charges, DoCoMo expects to enhance i-mode’s usefulness for business and personal use.

Current	Planned Revision	Discount	Rate (yen)
Packet Pack 20: Charge/Allowance 2,000 yen	Packet Pack 10: Charge/Allowance 1,000 yen	- 50%	0.1 /packet
Packet Pack 40: Charge/Allowance 4,000 yen	Packet Pack 30: Charge/Allowance 3,000 yen	- 25%	0.05 /packet
Packet Pack 80: Charge/Allowance: 8,000 yen	Packet Pack 60: Charge/Allowance 6,000 yen	- 25%	0.02 /packet

Please see the attachment for general details of the five FOMA basic monthly plans.

For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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Attachment

FOMA Basic Monthly Plans

Billing plan	Monthly charge	Communications allowance
Plan 39	3,900 yen	750 yen
Plan 49	4,900 yen	2,050 yen
Plan 67	6,700 yen	4,050 yen
Plan 100	10,000 yen	7,350 yen
Plan 150	15,000 yen	11,650 yen

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For Immediate Release

NTT DoCoMo to Liquidate Some of its Subsidiaries

TOKYO, JAPAN, March 24, 2004 — NTT DoCoMo, Inc. (“DoCoMo”) announced today that it made a decision to liquidate DCM Capital LDN (UK) Limited, DCM Capital HKG (UK) Limited and DCM Capital 3G HKG (UK) Limited, each of which is a wholly owned subsidiary of DoCoMo. Details of the decision are as follows:

1. Outline of the Subsidiaries

(1)	DCM Capital LDN (UK) Limited

Company name:	DCM Capital LDN (UK) Limited
Address:	5th Floor Lansdowne House, 57 Berkeley Square, London, W1J 6ER, United Kingdom
Representative:	Masayuki Hirata
Business:	Intermediate holding company to hold shares of Hutchison 3G UK Holdings Limited (“H3G UK”)
Date established:	August 2000
Capital:	£1,206,525,536
Number of shares issued:	1,206,525,536 shares
Fiscal year-end:	December 31
Number of employees:	None
Major business partner:	None
Shareholders:	100% owned by DoCoMo

(2)	DCM Capital HKG (UK) Limited

Company name:	DCM Capital HKG (UK) Limited
Address:	5th Floor Lansdowne House, 57 Berkeley Square, London, W1J 6ER, United Kingdom
Representative:	Masayuki Hirata
Business:	Intermediate holding company to hold shares of Hutchison Telephone Company Limited (“HTCL”)
Date established:	May 2001
Capital:	US$34,174,190
Number of shares issued:	34,174,190 shares
Fiscal year-end:	December 31
Number of employees:	None
Main trading partner:	None
Shareholders:	100% owned by DoCoMo

(3)	DCM Capital 3G HKG (UK) Limited

Company name:	DCM Capital 3G HKG (UK) Limited
Address:	5th Floor Lansdowne House, 57 Berkeley Square, London, W1J 6ER, United Kingdom
Representative:	Masayuki Hirata
Business:	Intermediate holding company to hold shares of Hutchison 3G HK Holdings Limited (“H3G HK”)
Date established:	July 2001
Capital:	US$147,947
Number of shares issued:	147,947 shares
Fiscal year-end:	December 31
Number of employees:	None
Main trading partner:	None
Shareholders:	100% owned by DoCoMo

2. Reasons for Liquidation

(1)	DCM Capital LDN (UK) Limited

DCM Capital LDN (UK) Limited was established as an intermediate holding company in the United Kingdom to hold the shares of H3G UK when DoCoMo invested in H3G UK. In order to reduce operational costs, DoCoMo decided to liquidate the intermediate holding company.

(2)	DCM Capital HKG (UK) Limited

DCM Capital HKG (UK) Limited was established as an intermediate holding company in the United Kingdom to hold the shares of HTCL when DoCoMo invested in HTCL. In order to reduce operational costs, DoCoMo decided to liquidate the intermediate holding company.

(3)	DCM Capital 3G HKG (UK) Limited

DCM Capital 3G HKG (UK) Limited was established as an intermediate holding company in the United Kingdom to hold the shares of H3G HK when DoCoMo invested in H3G HK. In order to reduce operational costs, DoCoMo decided to liquidate the intermediate holding company.

3. Schedule

Each liquidation is expected to be completed during the fiscal year ending March 31, 2005.

4. Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2004.

For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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